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                                                                     EXHIBIT 5.3

                             [OneWorld Systems Logo]


FOR IMMEDIATE RELEASE


Contact:
        Heidi Palmer
        OneWorld Systems, Inc.
        Phone: (408)523-2204
        Email: heidi_palmer@oneworldsystems.com



                ONEWORLD SYSTEMS CLOSES $10 MILLION IN FINANCING


SUNNYVALE, Calif., - March 10, 1999 -OneWorld Systems(TM), Inc. announced today that it has closed its $10 million financing from Integral Capital Partners, a leading technology investment firm based in Menlo Park, California, and from Hambrecht & Quist, a leading investor and underwriter for technology growth companies. Kevin Compton, partner at Kleiner Perkins Caufield & Byers, also participated in this financing.

        In the private placement, the company sold 620,000 Units at a cost of $16.30 per Unit. Each Unit consisted of 13 shares of newly issued and unregistered Common Stock, and 5 shares of newly issued and unregistered Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into 10 shares of the Company's Common Stock.

About OneWorld Systems

        OneWorld Systems, Inc. is headquartered in Sunnyvale, California and develops and manufactures products that enhance and simplify wide-area communications for the small and medium size office markets. OneWorld(R) Network Communications Servers combine desktop faxing, remote access and Internet access in a single server and are designed to be versatile, easy to use, cost-effective and expandable as small offices grow. Formerly known as Global Village Communication, the company is traded on the Over The Counter Bulletin Board (OTCBB) under the ticker symbol OWLD. For more information, visit the company's website at http://www.oneworldsystems.com.

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Note to Editors: OneWorld is a registered trademark and OneWorld Systems and the
OneWorld Systems logo are trademarks of OneWorld Systems, Inc., which may be registered in some countries. All other brand names and trademarks are properties of their respective owners.